UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

March 30, 2017

Mizuho Financial Group, Inc.

Changes of Directors, Audit & Supervisory Board Members and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Members of the Board of Directors, Audit & Supervisory Board Members and Executive Officers (including changes in their areas of responsibility, etc.) of the following entities within the Group:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Securities Co., Ltd.

Inquiries: Corporate Communications Department +81-3-5224-2026

[Mizuho Financial Group, Inc. (MHFG)]

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Nominees (to be considered at the ordinary General Meeting of Shareholders of MHFG on June, 2017 (“The Shareholders Meeting”))

Yasuhiro Sato*	(Reappointment)

Takanori Nishiyama *	(New appointment)

Koichi Iida*	(Reappointment)

Makoto Umemiya*	(New appointment)

Yasuyuki Shibata*	(New appointment)

Ryusuke Aya	(Reappointment)

Nobukatsu Funaki	(Reappointment)

Tetsuo Seki	(Reappointment, Outside Director)

Takashi Kawamura	(Reappointment, Outside Director)

Tatsuo Kainaka	(Reappointment, Outside Director)

Hirotake Abe	(Reappointment, Outside Director)

Hiroko Ota	(Reappointment, Outside Director)

Izumi Kobayashi	(New appointment, Outside Director)

Total of 13 nominees

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Member of the Board of Directors scheduled to retire

(Effective as of April 1, 2017)

Shusaku Tsuhara	(Currently a Member of the Board of Directors and Senior Managing Executive Officer)

Koji Fujiwara	(Currently a Member of the Board of Directors and Managing Executive Officer)

(Effective in late June 2017)

Hideyuki Takahashi	(Currently a Member of the Board of Directors)

Mitsuo Ohashi	(Currently a Member of the Board of Directors (Outside Director))

(3)	Chairman and Deputy Chairman of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairman

Hiroko Ota

Appointee as Deputy Chairman

Ryusuke Aya

(4)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairman	Takashi Kawamura	(Outside Director)

Member	Tetsuo Seki	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Hiroko Ota	(Outside Director)

Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairman	Tatsuo Kainaka	(Outside Director)

Member	Tetsuo Seki	(Outside Director)

Member	Takashi Kawamura	(Outside Director)

Member	Hirotake Abe	(Outside Director)

Audit Committee

Chairman	Tetsuo Seki	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Hirotake Abe	(Outside Director)

Member	Ryusuke Aya

Member	Nobukatsu Funaki

Risk Committee (Voluntary Committee)

Chairman	Ryusuke Aya

Member	Izumi Kobayashi	(Outside Director)

Member	Hidetaka Kawakita	(Outside Expert)

(Note) Mr. Hidetaka Kawakita is outside experts appointed by the Board of Directors of MHFG.

(5)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Takanori Nishiyama

Date of Birth	May 9, 1962

Education	Mar. 1985	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1985

	Apr. 2012	General Manager of Branch Banking Department No.5 of the former Mizuho Bank, Ltd.

	Apr. 2014	Executive Officer, General Manager of Omiya Branch of Mizuho Bank, Ltd.

	Apr. 2015	Managing Executive Officer, In charge of Corporate Banking

	Apr. 2016	Managing Executive Officer, In charge of Banking (current)

	Apr. 2017	Managing Executive Officer, Head of Compliance Group of Mizuho Financial Group, Inc. (scheduled) Executive Managing Director, Head of Compliance Group of Mizuho Bank, Ltd. (scheduled)

Name	Makoto Umemiya

Date of Birth	Dec. 23, 1964

Education	Mar. 1987	Graduated from Faculty of Economics, Osaka University

Business Experience	Joined in Apr. 1987

	Apr. 2012	General Manager of Osaka Branch of the former Mizuho Bank, Ltd.

	Apr. 2014	General Manager of Financial Planning Department of Mizuho Financial Group, Inc. General Manager of Financial Planning Department of Mizuho Bank, Ltd.

Apr. 2015

Executive Officer, General Manager of Financial Planning Department of Mizuho Financial Group, Inc.(current)

Executive Officer, General Manager of Financial Planning Department of Mizuho Bank, Ltd. (current)

Apr. 2017

Managing Executive Officer, Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.( scheduled)

Executive Managing Director, Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (scheduled)

Name	Yasuyuki Shibata

Date of Birth	Aug. 21, 1962

Education	Mar. 1986	Graduated from Faculty of Economics, The University of Tokyo

Business Experience	Joined in Apr. 1986

	Apr. 2011	General Manager of Hong Kong Treasury Department of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager of Hong Kong Treasury Department of Mizuho Bank, Ltd.

	Apr. 2014	General Manager of Americas Treasury Division

	Apr. 2015	Executive Officer, General Manager of Americas Treasury Division

July 2016

Executive Officer, General Manager of Risk Management Department of Mizuho Financial Group, Inc.(current)

Executive Officer, General Manager of Risk Management Department of Mizuho Bank, Ltd. (current)

Name	Izumi Kobayashi

Date of Birth	Jan. 18, 1959

Education	Mar. 1981	Graduated from Faculty of Humanities, Seikei University

Business Experience	Apr. 1981	Joined Mitsubishi Chemical Industries, Ltd.(currently Mitsubishi Chemical Corporation)

	June 1985	Joined Merrill Lynch Futures Japan Inc.

	Dec. 2001	President and Representative Director, Merrill Lynch Japan Securities Co., Ltd. (until Nov. 2008)

	July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.

	Nov. 2008	Executive Vice President, Multilateral Investment Guarantee Agency, The World Bank Group

	July 2013	Outside Director, ANA HOLDINGS INC. (current)

	Nov. 2013	Outside Director, Suntory Holdings Limited (until Mar. 2017)

	June 2014	Outside Director, Mitsui & Co., Ltd. (current)

	Apr. 2015	Vice Chairperson, Japan Association of Corporate Executives (current)

	June 2016	Member of the Board of Governors, Japan Broadcasting Corporation (current)

2.	Changes in Executive Officers

Name	New Position (to become effective in late June 2017)		Current Position
Yasuyuki Shibata	Member of the Board of Directors, Managing Executive Officer*1	Head of Risk Management Group	Executive Officer*2	General Manager of Risk Management Department

Ryusuke Aya	Member of the Board of Directors		Member of the Board of Directors, Managing Executive Officer*1	Head of Risk Management Group

(Note)	*1: Executive Officers as Defined in the Companies Act
*2: Executive Officers as Defined in Our Internal Regulations

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (Effective as of April 1, 2017)		Current Position
Yasuhiko Hashimoto	Executive Officer	Joint Head of Europe, Middle East and Africa, and General Manager of Europe Structured Finance Department*	-	Co-General Manager of Europe Structured Finance Department

(Note) *: It has been determined to change Mr. Hashimoto’s new area of responsibility as announced on March 9, 2017.

Name	New Position (to become effective in late June 2017)		Current Position
Yasuyuki Shibata	Executive Managing Director and Managing Executive Officer	Head of Risk Management Group	Executive Officer	General Manager of Risk Management Department

Ryusuke Aya	Member of the Board of Directors		Executive Managing Director and Managing Executive Officer	Head of Risk Management Group

Hideyuki Takahashi	Retired		Member of the Board of Directors

Masami Ishizaka	Retired		Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)

Toshiaki Hasegawa	Retired		Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (Effective as of April 1, 2017)		Current Position
Taiji Kumagai	Executive Managing Director and Managing Executive Officer	Head of Global Compliance and Head of Compliance Group	Executive Managing Director and Managing Executive Officer	Head of Compliance Group

Management changes above are on the assumption that any permission required will be obtained from the relevant authorities.